U.S. SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

IDGLOBAL Corp.
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	20-8531879 (I.R.S. Employer Identification No.)

# 6 1925 Kirshner Road, Kelowna, B.C. (Address of Principal Office)	V1Y 4N7 CAN. Zip Code

Issuer's telephone number: 250-862-8933

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be
registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

This registration statement is being filed with the Securities and Exchange
Commission to cause the registrant to become a reporting issuer under the
Securities Exchange Act of 1934.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Organization

IDGLOBAL Corp is a corporation, its predecessor Utah-Idaho Consolidated Uranium Company, Inc. was a corporation. IDGLOBAL Corp was organized in 2006. Its predecessor Utah-Idaho Consolidated Uranium Company, Inc. was organized in 1954. The Company merged with Utah-Idaho Consoidated Uranium Company in 2006. Incorporation was issued on 3/1/2006 in the state of Nevada. During June, 2006 IDGlobal Corp. acquired Praesidium ID Global Corp. in a reverse merger. Praesidium ID Global (a Canadian corporation) is a wholly owned subsidiary of ID Global Corp. The Company is engaged in the corporate loss prevention business, and in the high security document and anti-counterfeiting business.

Overview

IDGLOBAL Corporation is rapidly emerging as a major player on the frontlines on the global battle against the economic erosion brought on by Counterfeiting and theft. IDGLOBAL is a Kelowna, British Columbia based company specializing in Nano Molecular and related high tech security products and services specifically designed to provide a total solution to the anti counterfeiting, loss prevention and brand authentication idioms.

In 2005, the founders of IDGLOBAL came together to pool their unique talents to form an innovative and highly specialized organization that could capitalize on the dramatic growth plaguing virtually every business sector that possesses brand value, recognition and / or Intellectual property.

At the core of IDGLOBAL's business agenda is the commitment for ongoing development and refinement of its cutting edge Nano Molecular Markers / tagants™, Micro and Nano Particles, tracking (RFID), analysis and identification technologies at IDGLOBAL's secure research facility in Kelowna. Various acquisition candidates are being looked at and considered by the IDGLOBAL Management and shall be pursued at a time commensurate with the opportunity to apply resources to ensure any acquisition is accretive to investors and shareholders.

Perhaps the most significant accomplishment to date is IDGLOBAL's ability to survive through its infancy on a relatively small budget and become cash flow neutral in its second year. Revenues are expected to exceed seven (7) figures with exponential growth possible given the size and number of potential client contracts and proposals currently outstanding as well as a myriad of others in early stage development. The principals of IDGLOBAL bring to the table years of industry contacts, associations and specialized co-branding and co-marketing relationships. This has allowed IDGLOBAL to present its products and services to a growing list of S&P 500 corporate clients.

IDGLOBAL's Products

Anti-Counterfeiting - Nano Molecular Markers™

IDGLOBAL's Nano-Molecular Markers™ are the equivalent of taking the laboratory into the field and providing a 100% verifiable answer as to a products authenticity in a matter of seconds by utilizing proprietary Nano-Molecular Markers™ and handheld scanning technologies. IDGLOBAL provides its Nano-Molecular Markers™ on a global basis to combat counterfeiting and can easily be applied to product runs into the hundreds of millions of units at a cost of a fraction of a penny per unit.

IDGLOBAL has developed a unique set of skills and industry knowledge in tagging and detecting molecular codes that can be embedded in any inorganic product. The company has achieved this through the use of Nano-technology and coded tags; what IDGOBAL has branded Nano Molecular Markers. These Nano Molecular markers essentially leave a molecular signature by penetrating the surface of a product or item resulting in an undetectable and permanent tag that is read by the Company's proprietary handheld scanners in real time and 100% accuracy. This handheld scanning technology is fostered through its exclusive agreement in the field of security with Thermo Fisher Scientific (www.thermofisher.com/global/en/home.asp)

Anti-Theft - IDFORENSIX™

The IDFORENSIX™ product lines are specifically geared towards loss prevention or theft. Applications for these forensic markers include everything from retail theft by consumers and/ or employees to the larger problem of theft in distribution systems and warehouses. The IDGLOBAL's IDFORENSIX products mark, protect and identify merchandise and / or equipment to protect against theft. Literally, truck loads of product are stolen from companies that have very few options in proving and finding their stolen merchandise. Whether its boxes of music CD's or high gauge and expensive electrical wire literally removed from power grid systems, it all amounts to billions of dollars in theft and loss. IDFORENSIX products can also mark and protect everything from oil /gas and mining equipment where millions of dollars of field equipment and tools goes missing to forensically marking dozens, hundreds or even thousands of laptop computers in office environments. The IDFORENSIX markers cannot be removed or tampered with once applied and provide a long term and unequivocal ability for an organization to mark, protect and recover stolen articles and merchandise

The IDFORENSIX™ product is a system that forensically marks your valuable corporate assets. For example, laptop computers are one of the most common assets stolen from companies by their employees or insiders. When the IDFORENSIX system is applied, multiple layers of asset protection are actually applied. These layers include an invisible mark that cannot be seen or removed except by IDGLOBAL's specially designed miniature handheld illumination device that when held over the IDFORENSIX mark, shows the tag on that item. There is also an IDFORENSIX label that visually tells employees that the item is marked and can be identified and prosecution will be taken if stolen and perhaps the most influential aspect of the IDFORENSIX system is the Employee Education Program.

The Employee Education Program notifies all employees that your company has implemented the IDFORENSIX program and has the ability to unequivocally identify and prosecute situations of theft. When employees are aware that your assets are protected, theft is reduced dramatically.

IDGLOBAL's IDFORENSIX products provide a psychological as well as a physical barrier to theft and Nano technologies that furnish the client with irrefutable evidence for successful prosecution in instances of theft.

Target Markets for IDGLOBALS Nano Molecular, IDFORENSIX and related Technologies
•	Apparel Fashion
•	Auto / Aircraft Parts
•	Oil and Gas
•	ID / Secure Documents
•	Textiles
•	Pharmaceuticals
•	Sports memorabilia
•	Fine Art
•	Wine
•	Currency

•	Software
•	Movies
•	Tools and Equipment
•	Education
•	Health Care

The automobile and aircraft parts industries are key sectors for IDGLOBAL as the liabilities associated with counterfeited parts are crippling the industries through dramatically escalating insurance costs. This is evidenced by IDGLOBAL's early discussions with Boeing and on the table proposals with Ford Motor Global and General Motors.

Track 'n" Trace

IDGLOBAL has recently introduced technologies that allow it to provide 'tracking" as well as its Anti-Counterfeiting Nano Molecular Markers in one deliverable product. Early reaction to this product has garnered significant excitement and interest from the Pharmaceutical and Electronics industries.

Rather than simply marketing anti-counterfeiting products and services to its clients, IDGLOBAL has developed comprehensive programs that provide a complete forensic trail for the life or ownership of a given company asset or product.

Research & Development

R&D is a major part of the company's ongoing protocol. The company is continually looking at developing new products along with continuously re-inventing existing ones. This philosophy is designed to keep the company on the leading edge and to be the industry leader when it comes to offering solutions to its clients.

Government Regulation

The business of IDGLOBAL Corp is not currently subject to substantial federal, state, or local government regulation. We are not subject to any significant environmental laws or regulations, and do not anticipate excessive levels of U.S. federal or state government regulation of our business.

Competition

Competitive Technologies
There exist a variety of technologies and systems in place such as: Coded fluids (Organic and Inorganic), Security Labels, Etching (stenciled) Labels, Active Security Tags, Microdots/Microtaggants, and RFID Microchips, to name the most known methods. Coded Fluids: Coded fluids are closest in terms of product similarities with IDGLOBAL. Coded Fluids can be broken into two distinct groups: Organic and Inorganic. Organic compounds do not penetrate the surface of a marked asset, thus susceptible to being easily removed by either water and soap or mild solvent such as brake fluid. IDGLOBAL's security system has an advantage in that our marker fluids do in fact penetrate the surface.

Microdots: A liquid applied by brush that contains very small "dots", which have a unique number code that can be seen with a special microscope viewer. The decoding is quicker than coded fluids because the number can be quoted by telephone to the data base manager for confirmation of ownership. As with coded fluids, the two benefits are theft deterrence when accompanied by warning labels and proof of ownership. IDGLOBAL's security system provides the same deterrence benefits with an added advantage that our identifier can be read on site in real time thus eliminating contacting any data base manager.

Microchips/RFID: Almost as small as a grain of rice, the microchip is little more than an electronic circuit and aerial, often encapsulated in a 10mm long glass capsule. It is capable of transmitting a unique number sequence that will identify whatever it is attached to. Unlike a barcode, the "chip" can be placed inside most objects and still be scanned by its reader, giving the device some major advantages compared with "overt" marks such as labels and serial numbers. Being passive, the chip requires no maintenance, and poses no health risks. There are a variety of handheld battery powered reading devices which, when activated near the chip by pressing a button, can energize it so as to display its unique number very quickly. This display is shown on the reader LCD window and at the same time on a computer screen if required. Apart from theft issues the microchip can assist in many business applications. As the chip cannot be scanned behind metallic barriers it is not appropriate for marking items where it would be visible.

Etching Labels: A permanent etched mark of a predetermined code is left on the asset by painting chemicals through perforations specially punched in the label. Since the only decoder required is eyesight, it has some advantages but its use fails for most products especially where appearance is important. However, IDGLOBAL's security system has the advantage in that it can be applied to any product and it can complement any etching label marks by adding a further layer of security.

Security Labels: These tamper resistant labels are usually toughened plastic tags, bonded to surfaces with very high strength resin adhesives. They can be customized to include company logos and barcodes for asset management. Most suppliers do not have an associated database management system. Attaching these tags is often accompanied by uploading equipment details into an asset register, or audit contracting.

Active Security Tags: These are about the size of a book of matches and mainly used in business attached to computers and other high value items that regularly move through doorways. Being battery powered, they have a longer reading range for access control, and often have anti-tampering devices built in. With associated antenna and monitoring equipment, this type of system is closer to the perimeter guarding industry than pure property marking. Unique numbers can be applied and changed at will.

Security Threads: Security fibers have been used for making paper based security products more secure. Fibers can be produced in polyamide and viscose fibers in different sizes and colors. Generally there are two or more different fibers to a document. Polymeric transparent with microprint, both direct-viewing and inverse image, which can be implemented into the manufacturing process. Typically, UV active and can be read with 10X microscope.

Reactive Inks: Produce imagery that changes color or disappears when exposed to the appropriate solution, used primarily in documents.

Optically Variable Devices: OVDs is a device providing bright and easily recognizable visual features that are highly effective in protecting branded products against fraud. Very similar to a hologram (below).

Holograms: The distinctive visual characteristics of holograms; the brilliant spectral colors, their movement as you rotate the hologram and the depth of the image are all designed to be clear signals of authenticity. No other print media can achieve these characteristics.

There are several security products of similar type within the marketplace, but IDGLOBAL's inorganic tagging process has significant outright advantages over the majority of the competitors. In the other cases IDGLOBAL's Nano-Molecular Marking system can be used in conjunction with competitor's product thus creating multiple layers of protection that can customize solutions for the needs in the security industry. Few competitors' methods and security systems provide for loss prevention, brand authentication or counterfeit protection for virtually any product, as IDGLOBAL can provide.

The following identifies the strongest marker competition, at the same time it also identifies potential areas where partnerships or strategic alliances may be formed. The Counterfeit Intelligence Bureau (Great Britain) lists critical competitive international counterfeiting firms specifically; the Countertech International Anti-counterfeiting Technologies which displays many companies that can be direct competition. However, many listed are inks and currency technologies that are excellent opportunities for strategic alliances like Cascade Fine Papers, G & D, De La Rue, SICPA and Inksure.

Companies with similar type of solutions:

Authentix: This Company out of Dallas has the capability to be the single most comprehensive competitive technology IDGLOBAL may face. They are well funded, combine significant multiple technologies, already have a range of FDA approved forensic markers (highly probable that they are organic in nature) and utilize simple field verification kits for their optical technologies that have instant detection technology, however lack the absolute instant field verification at the atomic level.

Stardust Technologies: Stardust Technologies of Washington (formed 2002) "appears" to have a very similar technology and field application scenario, however, the key word is "optical scanner". Their system reads differing light waves for authentication by using photoluminescence taggant materials which absorb invisible infrared light from a detector and emit visible light.

BIOCODE Inc.: A key competitor in Europe is Biocode Inc. (not to be confused with the former Biocode Company that merged with Isotag and Calyx to become Authentix). This company has the following private equity investors -

APAX: Partners (London), Mercury Assets Management (London) and Oxford Bioscience (Boston). Their technology is covert marking systems based on molecular binding pair/antibody technology using organic chemicals as markers. The markers are applied in PPb (billion). Their strongest feature is that they can verify the presence or absence of the markers by using test kits containing the specific "recognition" molecule for that marker.
Key benefits

•	Instant verification by non- technical personnel
•	Security- marker cannot be detected without specific Biocode test kit

The only drawback and our strong suit here, seems to be yes/no only verification. Actual authentication it would seem is based on the supportive database information that would be held separately from the information contained in the marked item. Our technology has the ability to be instantly verified in the field with key authentication data available simultaneously.

Flying Null Ltd. (U.K.): Their technology is based on magnetic sensing and "contact-less" reading of anti-counterfeiting features embedded. The separation distances are in centimeters between the marker and sensor. This is a covert technology that has the ability to be read "through" the media (paper, packaging depths etc.) with no environmental, pressure or temperature susceptibilities.

The "superlative" advantage IDGLOBAL's program has over all competitors is that we can guarantee ownership of a marked product with 100% accuracy, 100% of the time, and make that real-time verification, anywhere in the world, "instantly". Risk Factors

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Short Operating History

We have a short operating history with our current business model, as a result, we have a very limited operating history for you to evaluate in assessing our future prospects. Our operations since inception have not produced significant revenues, and may not produce significant revenues in the near term, or at all, which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results, and financial condition.

Unable to Obtain Additional Financing

We believe we will be required to seek additional capital to sustain or expand our prototype and sample manufacturing, and sales and marketing activities, and to otherwise continue our business operations beyond that date. We have no commitments for any future funding, and may not be able to obtain additional financing or grants on terms acceptable to us, if at all, in the future. If we are unable to obtain additional capital this would restrict our ability to grow and may require us to curtail or discontinue our business operations. Additionally, while a reduction in our business operations may prolong our ability to operate, that reduction would harm our ability to implement our business strategy. If we can obtain any Equity financing, it may involve substantial dilution to our then existing shareholders.

Auditors Report

Our independent auditors stated that our financial statements for the year ended December 31, 2006 were prepared assuming that we would continue as a going concern, and that they have substantial doubt about our ability to continue as a going concern. Our auditors' doubts are based on our incurring net losses of $511,523 during the period from 2005 to December 31, 2006. We continue to experience net operating losses. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including by the sale of our securities, obtaining loans from financial institutions, or obtaining grants from various organizations or governments, where possible. Our continued net operating losses and our auditor's doubts increase the difficulty of our meeting such goals and our efforts to continue as a going concern may not prove successful.

Ability to Compete Effectively

The principal markets for our technology are intensely competitive. We compete with many existing suppliers and new competitors continue to enter the market. Many of our competitors, both in the United States and elsewhere, are major companies, and many of them have substantially greater capital resources, marketing experience, research and development staff, and facilities than we do. Any of these companies could succeed in developing products that are more effective than the products that we have or may develop and may be more successful than us in producing and marketing their existing products. Some of our competitors that operate in the anti-counterfeiting and fraud prevention markets include: Art Guard International, Applied Optical Technologies, Authentix, ChemTAG, Collectors Universe Inc., Cypher Science, Data Dot Technology, Digimarc Corp., DNA Technologies, Inc., Inksure Technologies, L-1 Identity Solutions, NTT DATA Labs, SureTrace , Theft Protection Systems, and Tracetag.

We expect this competition to continue and intensify in the future.
Competition in our markets is primarily driven by:

•	product performance, features and liability;

•	price;

•	timing of product introductions;

•	ability to develop, maintain and protect proprietary products and technologies;

•	sales and distribution capabilities;

•	technical support and service;

•	brand loyalty;

•	applications support; and

•	breadth of product line.

If a competitor develops superior technology or cost-effective alternatives to our products, our business, financial condition and results of operations could be significantly harmed.

Need to Expand Sales, Marketing and Support Organizations

We currently have few sales, marketing, customer service and support personnel and will need to increase our staff to generate a greater volume of sales and to support any new customers or the expanding needs of existing customers. The employment market for sales, marketing, and customer service and support personnel in our industry is very competitive, and we may not be able to hire the kind and number of sales, marketing, customer service and support personnel we are targeting. Our inability to hire qualified sales, marketing, and customer service and support personnel may harm our business, operating results and financial condition. We do not currently have sufficient arrangements with distributors. If we are not able to develop greater distribution capacity, we may not be able to generate sufficient revenue to support our operations.

Our Failure to Manage Our Growth

Any growth in our operations could place a significant strain on our current management resources. Our future growth, may be attributable to acquisitions of new product lines and new businesses. Future acquisitions, if successfully consummated, would likely create increased working capital requirements, which would likely precede by several months any material contribution of an acquisition to our net income. Our failure to manage growth or future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our stockholders would be diluted if we financed the acquisitions by incurring convertible debt or issuing securities.

Litigation

We generally may be subject to claims made by and required to respond to litigation brought by customers, former employees, former officers and directors, former distributors and sales representatives, and vendors and service providers. We cannot assure that we will not be subject to claims in the future. In the event that a claim is successfully brought against us, considering our lack of revenue and the losses our business has incurred for the period from our inception to December 31, 2006, this could result in a significant decrease in our liquidity or assets, which could result in the reduction or termination of our business.

Fail to Remain Current on Our Reporting Requirements

Companies trading on The Over The Counter Bulletin Board (the "OTC Bulletin Board") must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. There can be no assurance that in the future we will always be current in our reporting requirements.

Our Common Stock is Subject to the "Penny Stock" Rules

The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person;

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Investment Risks
Trading May Lack Liquidity in Shares

Because in the future, our stock may trade on the over-the-counter bulletin board, our stockholders may have greater difficulty in selling their shares when they want and for the price they want. The over-the-counter bulletin board is separate and distinct from the NASDAQ stock market. The bulletin board does not operate under the same rules and standards as the NASDAQ stock market, including, for example, order handling rules. The absence of these rules and standards may make it more difficult for a stockholder to obtain execution of an order to trade and to obtain the price they wanted for a trade. This means our shareholders may not be able to sell their shares when they want for a price they want. In addition, because stocks traded on the bulletin board are usually thinly traded, highly volatile have fewer market makers and are not followed by analysts, our stockholders may have greater difficulty in selling their shares when they want and for the price they want. Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulletin board rather than on NASDAQ. Investors' orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities. Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution. Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities. Further, a registered broker-dealer must submit an application to the National Association of Securities Dealers to enable our stock to be listed on the bulletin board. Because the National Association of Securities Dealers will conduct their own review of IDGLOBAL CORP. and its business, we cannot assure you that we will be successful in getting IDGLOBAL Corp. listed on the bulletin board or any other quotation medium.

Never Issued a Dividend and Must Rely on Increase in the Share Value

IDGLOABAL CORP has never issued a dividend and we do not anticipate paying dividends on our common stock in the foreseeable future. Consequently, you should not rely on an investment in IDGLOBAL Corp if you require dividend income. Any return on your investment in IDGLOBAL Corp will come from the potential appreciation in the value of your shares, this is inherently uncertain and unpredictable. Furthermore, we may also be restricted from paying dividends in the future pursuant to subsequent financing arrangements or pursuant to Nevada law.

ITEM 2.
Management Discussion/ Plan of Operation

You should read the following discussion of the company's financial condition and results of operations in conjunction with the audited financial statements and related notes included in this registration statement. This discussion may contain forward-looking statements, including, without limitation, statements regarding our expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. Actual results could differ materially from those projected in the forward looking statements. You should carefully consider the information set forth above under Item 1 of this Part I under the caption "Risk Factors" in addition to the other information set forth in this registration statement.

Overview

IDGLOBAL is a Kelowna, British Columbia-based company that specializes in corporate security marking of products and services, specifically those related to brand authentication, anti-counterfeiting and loss prevention. IDGLOBAL has two primary divisions, its' Nano-Molecular Markers / Tags™ used in anti-counterfeiting applications and its' IDFORENSIX™ products utilized in Loss Prevention.

Plan of Operation

IDGLOBAL started in 2005 and went public in June 2006 based on the rapidly growing, global anti-counterfeit and similarly corporate loss prevention markets. IDGLOBAL's core business growth plan calls for the further R&D development of it two primary divisions products as well exploring and through acquisitions either similar or complimentary products that will increase product breadth, customer base and market share.

Financing will come through the increase revenues from the current contracts that have been signed in both the Anti Counterfeiting and Loss Prevention divisions and management intends to raise via private equity financing or other means and interests that it deems necessary.

Brand Authentication / Anti-Counterfeiting
www.idglobalcorp.com

IDGLOBAL's Nano-Molecular Markers™ are the equivalent of taking the laboratory into the field and providing a verifiable answer as to a products authenticity in a matter of seconds by utilizing proprietary Nano-Molecular Markers™ and handheld scanning technologies. IDGLOBAL has developed a unique set of skills in Nano-Molecular Markers that can be embedded in products. Authentication via IDGLOBAL's Nano-Molecular Markers™ system is always 100% accurate. IDGLOBAL provides its' Nano-Molecular Markers™ on a global basis and can easily be applied to product runs into the hundreds of millions of units at a cost of a fraction of a penny per unit. IDGLOBAL has established major contracts with clients such as CSA International (www.csa-international.org), ATL Pharma Security Label Systems and Hockey Canada. The Company is currently in different phases of negotiation and discussion with numerous other major brand companies that have been identified as ones who could benefit from the Nano-Molecular Markers.

Loss Prevention IDFORENSIX
www.idforensix.com

Since the beginning of 2007, IDGLOBAL's' IDFORENSIX™ division has seen significant growth through focusing its efforts in "a few specific verticals", construction, utilities, oil & gas to name a few and marketing success through its third party vendors. IDFORENSIX has established major contracts with clients such as Exxon Mobile, ToolWatch, and Atomic Canada. IDFORENSIX™ anticipates a significant increase in revenue over the next 12 months.

The IDFORENSIX™ loss prevention product lines are receiving heightened attention from current clients as well as new ones given IDFORENSIX™ very high rate of return on capital invested for clients who utilize these forensic markers. Client re-orders rates are in excess of 90% on the IDFORENSIX suite of products.

Expansion

Expansion plans are underway and include human resource additions in strategic locales across North America for direct to market internal sales and marketing efforts. IDGLOBAL is also in the process of adding to its' growing list of third party vendors as well as intensifying marketing efforts within its' current roster of third party product vendors. The company is currently engaged in numerous projects that are in various stages of development for both divisions and is reviewing key alliance and acquisition opportunities to fast track growth and profitability.

Financial Condition and Results of Operations

The company went public under the trade name IDGJ in June of 2006. Through the issue of stock in private placements the company was able to derive operating capital. Revenue was also generated through the sale to clients the company had prior to going public most of which came through it Loss Prevention Division. The capital was used to finance start up that included legal, consultants, office space and equipment, the hiring of an office manager and chemist, wages for a President and VP of Sales & Marketing Other costs were incurred in travel and trade shows to initiate contact with major brand manufactures that could benefit from the company's Nano-Molecular Marking™.

Gross margins were at the 50% and the company anticipates this cost to remain similar and even to increase through improved efficiencies, new procedures, increased R&D.

The company will increase it R&D in the Nano -Technology and other products to combine it with current IDGLOBAL technology or new technology.

The company future financing will come through the increase of revenues from the current contracts that have been signed in both the Anti counterfeiting and loss prevention divisions. The company core plans include the moving up to a higher trading board and growth through acquisitions. Currently the company is looking at numerous opportunities that can be part of the plan to increase revenue, increase market share, increase cash flow and increase customer base that will either be complimentary to existing or add to the breadth of the product lines.

Management intends to raise funds to finance future plan through a combination of a 504 placement and private equity financing or other means and interests that it deems will fulfill the funding required.

Personnel

IDGLOBAL Corp. has six full-time employees; we don't believe we will have significant difficulty retaining additional employees or contract personnel in the future.

ITEM 3.
Property

The Company leases an office for $1500.00 a month at 6-1925 Kirschner Rd. Kelowna, British Columbia, V1Y 7N4.

ITEM 4.
Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership
The following table sets forth certain information regarding the beneficial ownership of IDGLOBAL Corp's common stock (par value $0.001 per share) as of December 31, 2006 by (i) each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of the outstanding shares of IDGLOBAL Corp's common stock, (ii) each person who has served as a director or executive officer of IDGLOBAL Corp during 2006, and (iii) all persons who have served as a director or executive officer of IDGLOBAL Corp during such years as a group. As of such date IDGLOBAL Corp had 68,436,902 shares of common stock outstanding. Unless indicated otherwise, the address for each officer, director, and 5%shareholder is c/o IDGLOBAL Corp, # 6 1925 Kirshner Road, Kelowna, B.C. V1Y 4N7 CAN.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (2)

James Barry 121 Connaught Street, Sandgate QLD 4017 Australia	3,600,000	5%

Niton LLC - Thermo Fisher Scientific 63356 Nels Anderson Rd. Bend, OR 97701	3,600,000	5%

Daryl Regier 4311 Hazell Rd. Kelwona BC V1W 1P9	4,000,000	6%

Cammie Regier 4311 Hazell Rd. Kelowna BC V1W 1P9	5,900,000	9%

Phil Viggiani #9-3151Lakeshore road-unit 175, Kelowna B.C. V1W 3S9	9,702,000	14%

All directors and executive officers as a group	0%	0%

Total Beneficial Owners(2)	26,802,000	39%

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 68,436,902 shares of Common Stock outstanding.

ITEM 5.
Directors and Executive Officers

The following is a list of our directors, executive officers and significant employees.

Name	Title
Daryl Regier	President, Chief Executive Officer & Chairman of the Board

Phil Viggiani	Vice President Sales & Marketing, Director

Marc Hamilton	Chief Operating Officer

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.

Currently, the members of our board of directors do not receive any fees for being a director or attending meetings. Our directors are reimbursed for out-of-pocket expenses relating to attendance at meetings. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Daryl Regier - President, Chief Executive Officer/Chairman of the Board
Daryl Regier has more than 20 years of leadership experience building and guiding companies. An accomplished corporate strategist and marketer, his vision and expertise in business performance have driven notable enterprise growth in the security and software sectors.

Offering a rare blend of creative and technical strengths, Mr. Regier has achieved exciting company and product turnarounds and is recognized for his success in growing sales and profits. His strategic approach to building a business is reflected in his work as VP Sales and Marketing of SporTroncis Inc. where his concept creation and focus on product-line mix quickly delivered impressive bottom-line results. His turnaround capability is highlighted by his accomplishments as President & CEO of IDGLOBAL Corporation, where he led a distressed technology and really old sales staff to record profitability through brand revitalization that included major shifts in brand strategy, operations, product design, packaging, marketing communications.

Mr. Regier's exceptional track record of business improvement is based on his philosophy of total enterprise engagement in change. He is known for his ability to quickly identify and diagnose growth impediments that go far beyond marketing, working with companies to refine their organizational structure, product lines, sourcing, sales channels & market position.

Mr. Regier is a member of The Okanagan Science & Technology Council and active in the local community where he lives with his family.

Philip A. Viggiani-V.P. Sales & Marketing, Director

Mr. Viggiani has compiled over 9 years of combined senior management and research in the forensic marking and authentication technologies industry. Fresno West, his market research firm, at the time developed extensive proprietary research as an industry benchmark for the forensic marking field in Canada and the U.S. During his 12 years managing his market research and advertising agency, his client list included General Motors, Vance International, Fabricland Canada, and B.C. Gas.

In 2000 Mr. Viggiani was contracted to develop a new business model for an emerging forensic marking company including sales strategy, marketing plan and full collateral material for the new venture. He became V.P. Market Development and eventually President of the firm. In December 2002, that executive team merged with Identification Technologies (IDENTEX).

Mr. Viggiani has an extensive and award winning background of over 22 years in the communications industry, specifically Radio and Television. He produced Television products for international distribution as well as sports specials for national TV network programming. He was contracted as the consultant responsible for the creation, delivery and aural presentation to the Canadian Radio, Television and Telecommunications Commission for the application of South Fraser Broadcasting (Z-95) in Vancouver. The application won out over 8 major broadcast entities applying for the last FM radio frequencies available in the market.

Mr. Viggiani's promotional and marketing expertise earned him Gold (of which only 12 Gold were awarded from 220 entries) in the coveted U.S. "Summit Awards for Creative Excellence" and was selected for "The National Register's Who's Who in Executives and Professionals" for the Millennium Edition for North America (1999-2000 / Category-Communications).

Marc Hamilton - Chief Operations Officer -COO

Mr. Hamilton brings to IDGLOBAL a diverse set of skills and experience that are essential to accelerating IDGLOBAL's revenue and client growth. Mr. Hamilton's most recent portfolio includes CEO of Cash Canada, a publicly traded company with responsibility encompassing overseeing multiple locations, business strategy implementation and financial reporting and objectives. Preceding that, he was Controller of Operations for a start-up Oil & Gas Company with responsibility for overseeing daily financial management and long-term planning. He played a key role in creating the financial and operational infrastructure needed to meet investors' growth objectives. His education includes Master of Business Administration (MBA), General Management from Athabasca University in Alberta as well as Civil Engineering.

Mr. Hamilton is a strategically focused business executive with rich, cross-functional backgrounds in general management, sales & marketing and business execution. He brings an exceptional blend of business acumen and analytical skills to improve productivity infiltrate new markets and take advantage of emerging business opportunities. His expertise in developing new business and revenue streams, implementing results-focused sales plans and corporate financial oversight fulfills many of the immediate requirements of IDGLOBAL. Mr. Hamilton is well versed in developing financial projections, market research and executing and implementing business initiatives for both large and small operations.

ITEM 6.
Executive Compensation 2007

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, through the third quarter of 2007 paid by the Registrant to all individuals serving as the Registrant's chief executive officer or acting in a similar capacity during the fiscal year ended December 31, 2006, and through the third quarter of 2007 regardless of compensation level.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compensation
Daryl Regier	Director, President, CEO, Chairman	2007	$115,200	0	0	125,000 common shares	2500000	0	0

Phil Viggiani	Director, Vice President Sales	2007	115,200	0	0	125,000 common shares	2500000	0	0

Marc Hamilton	COO	2007	96,000	0	0	0	1000000	0	0

Employment Agreements
Our executive officers are subject to an employment agreement with IDGLOBAL Corp.

ITEM 7.
Certain Relationship and Related Transactions

In February 1, 2006 the Company entered into an employment agreement with Daryl Regier, President of the Company and Director.

Pursuant to the employment agreement, Mr. Regier will receive minimum annual compensation of $115,200 along with other benefits as set forth in the agreement. In addition, in 2007, Mr. Regier was granted options to purchase 2,500,000 shares of the Company's common stock at an exercise price of $0.087 per share, which vest monthly over 9 years and expire nine years from the dates of vesting.

In February 1, 2006 the Company entered into an employment agreement with Phil Viggiani, Vice President of Sales & Marketing and Director of the Company. Pursuant to the employment agreement, Mr. Viggiani will receive minimum annual compensation of $115,200 along with other benefits as set forth in the agreement. In addition, in 2007, Mr. Viggiani was granted options to purchase 2,500,000 shares of the Company's common stock at an exercise price of $0.087 per share, which vest monthly over 9 years and expire nine years from the dates of vesting.

In March 7, 2007 the Company entered into an employment agreement with Marc Hamilton, Chief Executive Officer of the Company.

Pursuant to the employment agreement, Mr. Hamilton will receive minimum annual compensation of $96,000 along with other benefits as set forth in the agreement. In addition, in 2007, Mr. Regier was granted options to purchase 1,000,000 shares of the Company's common stock at an exercise price of $0.087 per share, which vest monthly over 9 years and expire nine years from the dates of vesting.

In March 0f 2007, the Company issued to Daryl Regier, an officer and a director, and to Phil Viggiani, an officer and director, 125,000 shares each of the Company's common stock, at an exercise price of $.20 per share, for the purpose of paying commissions which were owed to the individuals from 2006.

Other than as described above, there have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

The Company has no promoters other than its executive officers and directors. There have been no transactions which have benefited or will benefit its executive officers and directors either directly or indirectly.

ITEM 8.
Description of Securities

The par value of our common stock is $.001.

As of the date of this registration statement, 70,825,261 shares of IDGLOBAL CORP. are issued and outstanding. The holders of more than two-thirds of all shares entitled to vote on an amendment to the Articles, a plan of merger or share exchange, a sale of assets other than in the regular course of business, or a proposal to dissolve the corporation must vote in favor of the proposed action for the corporation to take the action. The corporation may issue a share dividend by issuing shares pro rata and without consideration to all shareholders. The shareholders have no preemptive rights to acquire proportional amounts of the corporation's unissued shares upon a decision by the Board to issue them.

All of the outstanding common stock of IDGLOBAL CORP. is fully paid and non-assessable. Each share of IDGLOBAL Corp. common stock is entitled to one vote. Each share of common stock is entitled to share ratably in any assets available for distribution to holders of equity securities upon the liquidation of IDGLOBAL CORP.

PART II
ITEM 1.

Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Our common stock is not currently listed on any securities exchange. Quotations for our common stock are currently available in the Pink Sheets under the symbol "IDGJ.PK."

The Company is voluntarily filing this Registration Statement on Form 10-SB to maintain the eligibility requirements for its listing on the OTC Bulletin Board, which requires all listed companies to be registered with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and to be current in its required filings once so registered. Further, these eligibility requirements mandate that the Company obtains a "no further comment" position from the SEC with regard to this Registration Statement on Form 10-SB. If the Company should fail, for any reason, to reach this position with the SEC, the Company's common stock will be removed from eligibility to trade on the OTC Bulletin Board. Should this occur, the Company's common stock could only be able to trade via the Pink Sheets, if the Company is able to locate a market maker willing to make a market in its stock, until such time as it has been re-approved for trading on the OTC Bulletin Board or other exchange.

ITEM 2.
Legal Proceedings

None.

ITEM 3.
Changes in and Disagreements with Accountants

None.

ITEM 4.
Recent Sales of Unregistered Securities

The following list is detailed as follows:

(i)	The nature of the offering and date
(ii)	The jurisidiction which covers the offering
(iii)	Number of shares offered
(iv)	Number of shares sold
(v)	Price at which shares were offered, amount paid to issuer
(vi)	Trading status of the shares
(vii)	Whether the shares were issued with a legend

(i)	Securities Act Rule 504, February 2, 2007
(ii)	Minnesota
(iii)	100,000 Shares offered
(iv)	100,000 Shares sold
(v)	25 cents per share offered; $25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, February 6, 2007
(ii)	Minnesota
(iii)	208,333 Shares offered
(iv)	208,333 Shares sold
(v)	24 cents per share offered; $50,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, February 12, 2007
(ii)	Minnesota
(iii)	111,111 Shares offered
(iv)	111,111 Shares sold
(v)	22.5 cents per share offered; $25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, February 15, 2007
(ii)	Minnesota
(iii)	416,666 Shares offered
(iv)	416,666 Shares sold
(v)	12 cents per share offered; $50,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, March 16 2007
(ii)	Minnesota
(iii)	344,827 Shares offered
(iv)	344,827 Shares sold
(v)	14.5 cents per share offered; $50,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, August 3, 2007
(ii)	Minnesota
(iii)	230,414 Shares offered
(iv)	230,414 Shares sold
(v)	10.8 cents per share offered; $25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, August 16, 2007
(ii)	Minnesota (iii)
(iii)	255,102 Shares offered
(iv)	255,102 Shares sold
(v)	.09 cents per share offered; 25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

Offerings:
May 25, 2005 Private Placement for up to 24,700 shares;
February 13, 2006 17,500 shares at .001 per share issued from Private Placement;
June 26, 2006 2534 units at $75.00 per unit issued from Private Placement;
June 27, 2006 2000 units at $75.00 per unit issued from Private Placement;
June 28, 2006 647 shares at $75.00 per share issued from Private Placement;
June 29, 2006 522 shares at $75.00 per share issued to settle debt in the amount of $39,150.00;
June 30, 2006 2000 units at $45.00 per unit issued from Private Placement;
July 4, 2006 1828 shares at $40.00 per share issued to settle debt in the amount of $73,120.00

Cashless Warrant Conversion:
On July 19, 2006, there were 6.4 Million Shares converted from cashless warrants dating back to November 30, 2002. The holders of these shares were as follows:
Tahol Limited, 145-157 St. John St. London, UK EC1V4PY - 2,500,000 shares
Paneurope Agents Limited, Charlotte House, Charlotte St., Nassau Bahamas - 1,735,105 shares
Hanover Society Ltd. 76 Dean St. PO Box 2111 Belize City, Belize - 1,445,035 shares
Taylor Peterson 128 Midridge Close SE Calgary, AB., T2X 1G1 - 519,860 shares
Danny Alex #320 - 3275 Lakeshore Rd. Kelowna, BC. V1W 3S9 - 200,000 shares

ITEM 5.
Indemnification of Directors and Officers

Officers and directors of the Company may be indemnified by the Company for any liability incurred by them while acting within the scope of their respective duties as officers and directors of the Company, except for acts of intentional misconduct. As of the date hereof, the Company has no contracts in effect providing any indemnity with any specific rights of indemnification, although the Company's by-laws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnity with specific rights of indemnification in addition to the rights provided in the Company's articles of incorporation and by-laws to the fullest extent provided under Nevada law.

FINANCIAL INFORMATION

IDGLOBAL CORP.

Financial Statements from 2006 to September 30, 2007
Report of Independent Registered
Public Accounting Firm

2005/2006

Cash Flow

	For the year ended December 31, 2006		For the year ended December 31, 2005
	CAD	US $	CAD	US $

Cash flows from operating activities
Net income	$(511,523)	(450,534)	$(235,009)	(206,429)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	2,482	2,189	1,368	1,201
Stock issued for services	112,270	98,995	--	--
Currency exchange variation	--	2,516	--	4,880

	(396,771)	(346,834)	(233,641)	(200,348)

Changes in operating assets and liabilities:
Accounts receivable	(155,376)	(131,572)	(21,834)	(18,725)
Other receivables	3,425	2,936	(5,225)	(4,481)
Prepaid expenses	(2,650)	(2,279)	(6,798)	(5,830)
Bank overdraft	(5,712)	(4,899)	5,712	4,899
Accounts payable	15,540	13,348	18,011	15,448
Accrued expenses	51,800	51,545	--	--

Net cash used in operating activities	(489,744)	(417,755)	(243,775)	(209,038)

Cash flows from investing activities
Acquisition of securities held for sale	--	--	--	--

Additions to property and equipment	(12,236)	(10,567)	(12,303)	(10,579)
Additions to intangible assets	--	--	--	--

Net cash used in investing activities	(12,236)	(10,567)	(12,303)	(10,579)

	For the year ended December 31, 2006		For the year ended December 31, 2005
	CAD	US $	CAD	US $
Cash flows from financing activities
Proceeds from issuance of notes payable from related parties	--	--	24,800	21,269
Repayment of loans from related parties	(19,828)	(17,003)	--	--
Proceeds from issuance of common stock	756,874	647,063	231,400	198,453
Proceeds from issuance of preferred stock	--	--	--	--

Net cash used in financing activities	737,046	630,060	256,200	219,722

Net increase in cash	235,066	201,738	122	105

Cash balance, beginning of period	122	105	--	--

Cash balance, end of period	$235,188	$201,843	$122	$105

 Operating Statement
	For the year ended December 31, 2006		For the year ended December 31, 2005
	CAD	US $		CAD	US $
Revenues	$412,669	$389,605		$147,662	$129,705
Cost of sales	209,564	203,306		50,494	44,354
Gross margin	203,105	186,299		97,168	85,352

Expenses
Consulting	195,299	172,233		187,559	164,750
Payroll and related costs	251,308	227,504		--	--
Occupancy costs	49,200	43,383		21,730	19,087
Professional fees and expense	73,047	65,090		16,610	14,590
Travel	100,915	88,984		52,439	46,062
Advertising and promotion	8,064	7,194		16,744	14,708
Office expenses	16,469	14,681		24,760	21,749
Depreciation	2,482	2,189		1,368	1,201
Other	12,382	10,917		10,976	9,641

Total expenses	709,166	632,175		332,186	291,789

Income from operations	(506,061)	(445,876)		(235,018)	(206,437)

Other income (expense)
Interest income	138	121		9	8
Interest expense	(5,600)	(4,779)		--	--

Net other expense	(5,462)	(4,658)		9	8

Income before income taxes	(511,523)	(450,534)		(235,009)	(206,429)

Income taxes (Benefit)	--	--		--	--

Net income	$(511,523)	(450,534)		$(235,009)	$(206,429)

Weighted average number of common shares outstanding	7,199,841	7,199,841		250,137	250,137
Net income (loss) per share	$(0.07)	$(0.06)	$	$ (0.94)	$(0.83)

Balance Sheet
	December 31, 2006
	CAD	US $
Assets

Current assets
Cash and equivalents	$235,188	$201,843
Accounts receivable, net of allowance	177,210	150,297
Other receivables	1,800	1,545
Prepaid expenses	9,448	8,109

Total current assets	423,646	361,794

Property and equipment, net of accumulated depreciation of $3,304 and	20,689	17,756

Total assets	444,335	379,550

Liabilities and shareholders' equity

Current liabilities
Bank overdraft	--	--
Accounts payable	33,551	28,795
Accrued expenses	51,800	51,545

Total current liabilities	85,351	80,340

Long-term liabilities
Notes payable - Related parties	4,972	4,266

Total liabilities	90,323	84,606

Shareholders' equity (deficit)
Common stock, $.001 par value per share. 250,000,000 authorized shares, 68,436,902 and 333,516 shares issued and outstanding at December 31, 2006 and 2005	68,437	68,437
Additional paid-in capital	1,032,107	876,074
Deficit accumulated during development	(746,532)	(656,963)
Other comprehensive income (loss)	--	7,396

Total shareholders' equity (deficit)	354,012	294,944

Total liabilities and shareholder's equity (deficit)	$444,335	$379,550

Stock Holder Equity

	Common Shares	Common Stock	Additional Paid-in Capital	Deficit Accumulated During Developmental Stage	Other Comprehensive Income	Total Stockholders' Equity

Balance, February 7, 2004	--	$--	$--	$--	$--	$--

Balance, December 31, 2004	--	--	--	--	--	--

Common stock issued during the year	333,516	334	198,119	--	--	198,453

Currency exchange variation	--	--	--	--	4,880	4,880

Net loss for year ended December 31, 2005	--	--	--	(206,429)	--	(206,429)

Balance, December 31, 2005	333,516	334	198,119	(206,429)	4,880	(3,096)

Net loss for year ended December 31, 2006	--	--	--	(450,534)	--	(450,534)

Currency exchange variation	--	--	--	--	2,516	2,516

Recapitalization of Praesidium IDGlobal Corp.	600,300	600	(600)	--	--	--

Shares converted from cashless warrants	6,400,000	6,400	(6,400)	--	--	--

Shares issued pursuant to share exchange agreement in consideration for the merger / exchange with Praesidium IDGlobal Corp.	56,047,334	56,047	(56,047)	--	--	--

Common stock issued during the year for services	1,269,000	1,269	111,001	--	--	112,270

Common stock issued during the year for cash	3,786,752	3,787	630,001	--	--	633,788

Balance December 31, 2006	68,436,902	$68,437	$876,074	$(656,963)	$7,396	$294,944

Note 1 - Organization and Principal Activities

Organization

IDGLOBAL Corp is a corporation, its predecessor Utah-Idaho Consolidated Uranium Company, Inc. was a corporation. IDGLOBAL Corp was organized in 2006. Its predecessor Utah-Idaho Consolidated Uranium Company, Inc. was organized in 1954. The Company merged with Utah-Idaho Consoidated Uranium Company in 2006. Incorporation was issued on 3/1/2006 in the state of Nevada. During June, 2006 IDGlobal Corp. acquired Praesidium ID Global Corp. in a reverse merger. Praesidium ID Global (a Canadian corporation) is a wholly owned subsidiary of ID Global Corp. The Company is engaged in the corporate loss prevention business, and in the high security document and anti-counterfeiting business.

For accounting purposes, the acquisition has been treated as a recapitalization of Praesidium IDGLOBAL Corp. with Praesidium IDGLOBAL Corp. as the acquirer. The historical financial statements prior to December 31, 2006 are those of Praesidium ID Global Corp. Loss per share for the year ended December 31, 2005 and all share-related data have been presented giving effect to the recapitalization resulting from the reverse merger.

The weighted average shares outstanding, and the earnings per share have been computed taking into consideration the 1 for 10 stock splits on May 4, 2006 and the 3 for 1 stock split on September 28, 2006. The effects of the stock splits have been applied to the earliest period presented in the accompanying financial statements.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred net operating losses since inception, and has a retained deficit. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through private equity financing or other means and interests that it deems necessary.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company bases its estimates on historical experience, management expectations for future performance, and other assumptions as appropriate. Key areas affected by estimates include allowance for doubtful accounts, depreciation provisions, income taxes and contingencies. Actual results may vary from those estimates.

Revenue recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements'. The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, delivery has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Comprehensive Income (loss)

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires the disclosure of comprehensive income, which includes net income (loss), unrealized gains and losses on marketable securities classified as available-for-sale, and foreign currency translation adjustments.

Stock - Based Compensation

The Company may periodically issue shares of common stock for services rendered or for other costs and expenses. Such shares will be valued based on the market price of the shares on the transaction date.

The Company may periodically issue stock options to employees and stock options or warrants to non-employees in non-capital raising transactions for services and for financing costs.

In March 2004, the FASB issued a proposed statement, Share-Based Payment, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the grant-date fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS No. 123, for 2005, the Company accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Effective January 1, 2006, we have adopted SFAS No. 123(R)'s fair value method of accounting for share based payments. Accordingly, the adoption of SFAS No. 123(R)'s fair value method may have a significant impact on the Company's results of operations as we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS No. 123(R) permits public companies to adopt its requirements using either the "modified prospective" method or the "modified retrospective" method. The Company adopted SFAS No. 123(R) using the modified prospective method. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for public companies for annual, rather than interim periods that begin after June 15, 2005. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

Foreign Currency Translation

The Company maintains its books and records in Canadian dollars, the currency of Canada. The Canadian dollar is the Company's functional currency, as the Company's business activities are located in Canada and denominated in Canadian dollars.

The translation of the financial statements of the Company and its subsidiaries whose functional currency is other than the US dollar is performed for balance sheet accounts using closing exchange rates in effect at the balance sheet date and revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are included in stockholder's equity separately as accumulated other comprehensive income (loss).

Earnings Per Common Share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share", requires presentation of basic earnings per share ("Basic EPS) and diluted earnings per share ("Diluted EPS). Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding (including shares reserved for issuance) during the period. Diluted earnings per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding and all dilutive potential common shares that were outstanding during the period.

Cash and Cash Equivalents

All cash and short-term investments with original maturities of three months or less are considered cash and cash equivalents, since they are readily convertible to cash. These short-term investments are stated at cost, which approximates fair value.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. Accounts are "written-off" when deemed uncollectible. Management has determined that an allowance for doubtful accounts was not deemed necessary at December 31, 2006 and 2005.

Property and Equipment

Property and equipment are stated at cost. Costs of replacements and major improvements are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation expense is provided primarily by methods approximating the straight-line method over the estimated useful lives of the assets, taking into consideration any residual value. The estimated lives of the assets range from three to five years.

Advertising expenses

Advertising costs are expensed when the advertising takes place. Advertising expense totaled $7,194 and $14,708 for the years ended December 31, 2006 and 2005.

Note 3 - Recently issued accounting pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of the disclosure requirements of EITF 03-1 and does not believe it will have an impact to the Company's overall combined results of operations or combined financial position. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4", (" SFAS No. 151"). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions-an amendment of FASB Statements No. 66 and 67" ("SFAS 152") SFAS 152 amends SFAS No. 66, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". SFAS 152 also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant if any, to the Company's overall results of operations or financial position since the Company does not enter into such transactions.

In December 2004, the FASB issued SFAS No.153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, to be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believes SFAS No.153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No.153 shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. This pronouncement is effective for the Company, a small business issuer, as of the first interior annual reporting period that begins after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In May, 2005, The FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The adoption of SFAS 154 did not impact the financial statements.

In February, 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Statements". SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial statements that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements.

In March, 2006 FASB issued SFAS 156 "Accounting For Servicing of Financial Assets" this Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1.	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
2.	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
3.	Permits an entity to choose "Amortization method" or "Fair value measurement method" for each class of separately recognized servicing assets and servicing liabilities.
4.	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
5.	Requires separate presentation of servicing assets and liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Management believes that this statement will not have a significant impact on the financial statements.

In September 2006, FASB issued SFAS 157 'Fair Value Measurements'. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the overfunded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005

Property and equipment	$21,060	$10,746
Accumulated depreciation	(3,304)	(1,368)
	$17,756	$9,378

Depreciation expense included in other expenses was $2,189 and $1,201 for years ended December 31, 2006 and 2005.

Note 5 - Notes Payable

On October 12, 2005, the Company negotiated an agreement ("Commission Agreement"), with an individual. The "Commission Agreement" was based on certain events which had not materialized, and on March 20, 2006, the "Commission Agreement" was terminated with no obligations except the repayment of a loan in the original amount of $27,624 plus expenses incurred in the amount of $2,347, totaling $29,971.

The loan is to be repaid in the amount of $5,000 per month plus a monthly interest payment in the amount of $700, for a total monthly payment of $5,700 per month beginning March 15, 2006. The repayment of the note can be accelerated at the option of the Company.

The balance of the note payable is as follows:

December 31, 2006	December 31, 2005

$4,266	$21,269

Note 6 - Leases

The Company leases its office facilities from an unrelated party. The lease is for a two year period beginning June 1, 2005, and ending on May 31, 2007. The lease is payable monthly at the rate of $1,100 per month for the period June 1, 2005 through May 31, 2006, and $1,150 per month for the period June 1, 2006 through May 31, 2007. The lease is a net lease to the lessee, with the Company agreeing to pay all taxes, rates and assessments on the leased premises, and its share of the operating costs for the property, including utilities, repairs, liability insurance, janitorial service, and broken glass, and other operating costs in accordance with generally accepted accounting principles applicable to the real estate industry.

Note 7 - Income taxes

Income taxes are accounted for in accordance with SFAS 109, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

	Year ended 2006	Year ended 2005

Taxes payable (benefit)
Currently	$--	$--

Note 8 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred an accumulated deficit of $656,963 for the period from February 7, 2004 (inception) to December 31, 2006. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Note 9 - Concentrations

Over 50% of the Company's revenues were generated from two customers during the year ended December 31, 2006. At December 31, 2006, accounts receivable from these two customers represented 97% of the Company's total accounts receivable.

Note 10 - Development Stage Operations

Through December 31, 2006, the Company is in the development stage. This stage is characterized by significant expenditures for the design and development of the Company's products.

In connection with the formation and capitalization of the Company, shares of common stock were issued for other than cash consideration. Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the services received in exchange.

2007 Quarters 1, 2, 3 Financials

IDGlobal Corp.

Interim Balance Sheet
(expressed in Canadian dollars)
(Unaudited)

March 31, 2007

	March 31, 2007	December 31, 2006
Assets

Current assets
Cash and equivalents	$326,738	$235,188
Accounts receivable, net of allowance	240,133	177,210
Other receivables	4,800	1,800
Prepaid expenses	--	9,448

Total current assets	571,671	423,646

Property and equipment (note 3)	71,149	20,689

Total assets	$642,820	$444,335

Liabilities and shareholders' equity

Current liabilities
Bank overdraft	$--	$--
Accounts payable	54,800	33,552
Customer deposits	--	--
Accrued expenses	55,000	51,800

Total current liabilities	109,800	85,352

Long-term liabilities
Notes payable - Related parties (note 4)	4,971	4,971

Total liabilities	114,771	90,323

Shareholders' equity (deficit)
Common stock, no par value per share. Unlimited number of authorized shares, 68,436,902 and 69,617,539 issued and outstanding at December 31, 2006 and March 31, 2007 respectively.	1,254,217	1,100,544
Preferred stock, no par value per share. Unlimited number of authorized shares, no shares issued or outstanding at December 31, 2006, or March 31, 2007	--	--
Retained earnings	(726,168)	(746,532)
Other comprehensive income	--	--

Total shareholders' equity (deficit)	528,049	354,012

Total liabilities and shareholder's equity (deficit)	642,820	444,335

IDGlobal Corp.

Interim Income Statements
(expressed in Canadian dollars)
(Unaudited)

	Three months ended March 31, 2007		Three months ended March 31, 2006

Revenues		$292,587	$10,971
Cost of sales		54,349	1,516
Gross margin		238,238	9,455

Expenses
Consulting		10,207	41,595
Payroll and related costs		94,498	-
Occupancy costs		17,527	15,656
Professional fees and expense		42,881	16,886
Travel		21,803	26,943
Advertising and promotion		29,609	118
Office expenses		8,730	3,224
Insurance		805	-
Amortization		2,554	-

Total expenses		228,615	104,423

Income (loss) from operations		9,623	(94,968)

Other income (expense)
Interest income		-	132
Interest expense		-	(3,892)
Exchange gain (loss)		10,741	-

Net other expense		10,741	(3,760)

Income (loss) before income taxes		20,364	(98,728)

Income taxes (Benefit)		-	-

Net income (loss)		$20,364	$(98,728)

Weighted average number of common shares outstanding		68,963,617	3,335,163

Net income (loss) per share	$	nil	$(0.03)

IDGlobal Corp.

Interim Statement of Cash Flows
(expressed in Canadian dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006

Cash flows from operating activities
Net income (loss)	20,364	(98,728)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization	2,554	-
	22,918	(98,728)
Changes in operating assets and liabilities:
Accounts receivable	(62,924)	6,759
Other receivables	(3,000)	(1,155)
Prepaid expenses	9,448	5,928
Accounts payable	21,248	(5,513)
Accrued expenses	3,200	-

Net cash used in operating activities	(9,110)	(92,709)

Cash flows from investing activities
Additions to property and equipment	(53,014)	-
Additions to intangible assets	-	-
Net cash used in investing activities	(53,014)	-

Cash flows from financing activities
Proceeds from issuance of common shares net of legal fees of $37,827	153,673	134,500
Net cash used in financing activities	153,673	134,500

Net change in cash	91,550	41,791

Cash balance, beginning of period	235,188	122

Cash balance, end of period	326,738	41,913

Supplemental Cash Flow information:

Interest income	-	132
Interest expense	-	3,892

NOTICE OF READER

NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared by management and the Company's independent auditors, Michael Hawkins, CPA, have not performed a review of these interim consolidated financial statements.

/s/ Daryl Regier
Daryl Regier, President

December 20, 2007

Note 1 - Organization and Principal Activities

Organization

IDGlobal Corp. was incorporated on October 28, 1954 in the state of Idaho as Radon Uranium, Inc. On May 2, 1955 the name was changed to Utah-Idaho Consolidated Uranium, Inc. On March 1, 2006 Utah-Idaho Consolidated Uranium, Inc. changed its name to IDGlobal Corp. (the Company) and reincorporated in the state of Nevada. During June, 2006 IDGlobal Corp. acquired Praesidium ID Global Corp. in a reverse merger. The Company is engaged in the corporate loss prevention business, and in the high security document and anti-counterfeiting business.

For accounting purposes, the acquisition has been treated as a recapitalization of Praesidium IDGlobal Corp. with Praesidium IDGlobal Corp. as the acquirer. The historical financial statements for March 31, 2006 are those of Praesidium ID Global Corp.

Going Concern

The accompanying interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred net operating losses since inception, and has a retained deficit, as of March 31, 2007 is 726,168. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through private equity financing or other means and interests that it deems necessary.

Note 2 - Basis of Presentation

These interim financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim financial statements are consistent with the accounting policies used in the Company's year end audited financial statements of December 31, 2006.

Note 3 - Property and Equipment

Property and equipment consists of the following:

	March 31, 2007	December 31, 2006

Property and equipment	$77,553	$24,539
Accumulated depreciation	(6,404)	(3,850)
	$71,149	$20,689

Note 4 - Notes Payable

On October 12, 2005, the Company negotiated an agreement ("Commission Agreement"), with an individual. The "Commission Agreement" was based on certain events which had not materialized, and on March 20, 2006, the "Commission Agreement" was terminated with no obligations except the repayment of a loan in the original amount of $27,624 plus expenses incurred in the amount of $2,347, totaling $29,971.

The loan is to be repaid in the amount of $5,000 per month plus a monthly interest payment in the amount of $700, for a total monthly payment of $5,700 per month beginning March 15, 2006. The repayment of the note can be accelerated at the option of the Company.

The balance of the note payable is as follows:

March 31, 2007	December 31, 2006

$4,971	$4,971

Note 5 - Leases

The Company leases its office facilities from an unrelated party. The lease is for a two year period beginning June 1, 2005, and ending on May 31, 2007. The lease is payable monthly at the rate of $1,100 per month for the period June 1, 2005 through May 31, 2006, and $1,150 per month for the period June 1, 2006 through May 31, 2007. The lease is a net lease to the lessee, with the Company agreeing to pay all taxes, rates and assessments on the leased premises, and its share of the operating costs for the property, including utilities, repairs, liability insurance, janitorial service, and broken glass, and other operating costs in accordance with generally accepted accounting principles applicable to the real estate industry.

Note 6 - Concentrations

Over 80% of the Company's revenues were generated from two customers during the period ended March 31, 2007 (2006 - 50%). At March 31, 2007, accounts receivable from these two customers represented 88% of the Company's total accounts receivable.

IDGlobal Corp.

Interim Balance Sheet
(expressed in Canadian dollars)
(Unaudited)

	June 30, 2007	December 31, 2006
Assets
Current assets
Cash and equivalents	$167,073	$235,188

Accounts receivable, net of allowance	122,680	177,210

Other receivables	4,800	1,800

Inventories	44,550	-

Prepaid expenses	-	9,448

Total current assets	339,103	423,646

Property and equipment (note 3)	81,440	20,689

Total assets	$420,543	$444,335

Liabilities and shareholders' equity

Current liabilities
Accounts payable	$137,847	$33,552

Accrued expenses	60,000	51,800

Total current liabilities	197,847	85,352

Long-term liabilities

Notes payable - Related parties (note 4)	4,971	4,971

Total liabilities	202,818	90,323

Shareholders' equity
Common stock, no par value per share. Unlimited number of authorized shares, 68,436,902 and 69,617,539 issued and outstanding at December 31, 2006 and June 30, 2007 respectively.	1,254,217	1,100,544

Preferred stock, no par value per share. Unlimited number of authorized shares, no shares issued or outstanding at December 31, 2006, or June 30, 2007	--	--

Deficit	(1,036,492)	(746,532)

Total shareholders' equity	217,725	354,012

Total liabilities and shareholder's equity	$420,543	$444,335

IDGlobal Corp.

Interim Income Statements
(expressed in Canadian dollars)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006

Revenues	$3,219	$36,608	$295,806	$47,717

Cost of sales	639	6,550	54,988	8,065

Gross margin	2,580	30,059	240,818	39,652

Expenses

Consulting	17,283	134,647	27,490	176,243

Payroll and related costs	116,678	41,411	211,176	41,548
Occupancy costs	17,029	8,390	34,556	24,047

Professional fees and expense	31,323	4,772	74,204	21,658

Travel	42,981	18,034	64,784	44,977

Advertising and promotion	66,626	-	96,235	118

Office expenses	12,579	13,425	21,309	16,650

Insurance	5,160	-	5,965	-

Amortization	3,926	-	6,480	-

Total expenses	313,584	220,680	542,199	325,241

Loss from operations	(311,004)	(190,621)	(301,381)	(285,589)

Other Income (expense)
Interest income	-	6	-	138

Interest expense	-	(2,234)	-	(6,126)

Exchange gain (loss)	680	-	11,421	-

Net other Income (expense)	680	(2,228)	11,421	(5,988)

Loss before income taxes	(310,324)	(192,849)	(289,960)	(291,577)

Income taxes (Benefit)	-	-	-	-

Net Loss	$(310,324)	$(192,849)	$(289,960)	$(291,577)

Weighted average number of common shares outstanding	69,290,578	24,533,320		69,290,578	24,533,320

Net Loss per share	$(0.00)	$(0.01)	$	nil	$(0.01)

IDGlobal Corp.

Interim Statement of Cash Flows
(expressed in Canadian dollars)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006

Cash flows from operating activities
Net Loss	$(310,324)	$(192,849)	$(289,960)	$(291,577)
Adjustments to reconcile net loss to net cash used in operating activities:

Amortization	3,926	-	6,480	-
	(306,398)	(192,849)	(283,480)	(291,577)

Changes in operating assets and liabilities:

Accounts receivable	117,454	(37,925)	54,530	(31,166)

Other receivables	-	2,412	(3,000)	1,257

Inventories	(44,550)	-	(44,550)	-

Prepaid expenses	-	(12,965)	9,448	(7,037)

Accounts payable	83,046	6,949	104,295	1,436

Accrued expenses	5,000	-	8,200	8,325

Net cash used in operating activities	(145,448)	(234,379)	(154,557)	(318,762)

Cash flows from investing activities

Additions to property and equipment	(14,217)	(4,206)	(67,231)	(4,206)

Net cash used in investing activities	(14,217)	(4,206)	(67,231))	(4,206)

Cash flows from financing activities
Repayment of loans from related parties	-	(14,828)	-	(14,828)
Proceeds from issuance of common shares net of share issuance costs	-	426,355	153,673	552,529
Net cash provided by financing activities	-	411,527	153,673	537,701

Net change in cash	(159,665)	172,942	(68,115)	214,733

Cash balance, beginning of period	326,738	41,913	235,188	122

Cash balance, end of period	$167,073	$214,855	$167,073	$214,855

Supplemental Cash Flow information:

Interest income	$-	$6	$-	$138
Interest expense	$-	$2,234	$-	$6,126

IDGLOBAL CORP
(Expressed in Canadian Dollars)

INTERIM FINANCIAL STATEMENTS
(Unaudited)

For the Three and Six Months Ended

June 30, 2007
NOTICE OF READER

NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared by management and the Company's independent auditors, Michael Hawkins, CPA, have not performed a review of these interim consolidated financial statements.

/s/ Daryl Regier
Daryl Regier, President

December 20, 2007

Note 1 - Organization and Principal Activities

Organization

IDGlobal Corp. was incorporated on October 28, 1954 in the state of Idaho as Radon Uranium, Inc. On May 2, 1955 the name was changed to Utah-Idaho Consolidated Uranium, Inc. On March 1, 2006 Utah-Idaho Consolidated Uranium, Inc. changed its name to IDGlobal Corp. (the Company) and reincorporated in the state of Nevada. During June, 2006 IDGlobal Corp. acquired Praesidium ID Global Corp. in a reverse merger. The Company is engaged in the corporate loss prevention business, and in the high security document and anti-counterfeiting business.

For accounting purposes, the acquisition has been treated as a recapitalization of Praesidium IDGlobal Corp. with Praesidium IDGlobal Corp. as the acquirer. The historical financial statements for June 30, 2006 are those of Praesidium ID Global Corp.

Going Concern

The accompanying interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred net operating losses since inception, and has a retained deficit, as of June 30, 2007 is 1,036,492. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through private equity financing or other means and interests that it deems necessary.

Note 2 - Basis of Presentation

These interim financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim financial statements are consistent with the accounting policies used in the Company's year end audited financial statements of December 31, 2006.

Note 3 - Property and Equipment

Property and equipment consists of the following:

	June 30, 2007	December 31, 2006

Property and equipment	$87,920	$24,539
Accumulated depreciation	(6,480)	(3,850)
	$81,440	$20,689

Note 4 - Notes Payable

On October 12, 2005, the Company negotiated an agreement ("Commission Agreement"), with an individual. The "Commission Agreement" was based on certain events which had not materialized, and on March 20, 2006, the "Commission Agreement" was terminated with no obligations except the repayment of a loan in the original amount of $27,624 plus expenses incurred in the amount of $2,347, totaling $29,971.

The loan is to be repaid in the amount of $5,000 per month plus a monthly interest payment in the amount of $700, for a total monthly payment of $5,700 per month beginning March 15, 2006. The repayment of the note can be accelerated at the option of the Company.

The balance of the note payable is as follows:

June 30, 2007	December 31, 2006

$4,971	$4,971

Note 5 - Leases

The Company leases its office facilities from an unrelated party. The lease is for a two year period beginning June 1, 2005, and ending on May 31, 2007. The lease is payable monthly at the rate of $1,100 per month for the period June 1, 2005 through May 31, 2006, and $1,150 per month for the period June 1, 2006 through May 31, 2007. The lease is a net lease to the lessee, with the Company agreeing to pay all taxes, rates and assessments on the leased premises, and its share of the operating costs for the property, including utilities, repairs, liability insurance, janitorial service, and broken glass, and other operating costs in accordance with generally accepted accounting principles applicable to the real estate industry.

Note 6 - Concentrations

Over 78% of the Company's revenues were generated from two customers during the period ended June 30, 2007 (2006 - 50%). At June 30, 2007, accounts receivable from these two customers represented approximately 50% of the Company's total accounts receivable.

IDGlobal Corp.

Interim Balance Sheet
(expressed in Canadian dollars)
(Unaudited)

September 30, 2007

	September 30, 2007	December 31, 2006
Assets

Current assets
Cash and equivalents	$327,735	$235,188

Accounts receivable, net of allowance	89,052	177,210

Other receivables	-	1,800

Prepaid expenses	-	9,448

Total current assets	416,787	423,646

Property and equipment (note 3)	85,251	20,689

Total assets	$502,038	$444,335

Liabilities and shareholders' equity

Current liabilities
Accounts payable	$261,735	$33,552

Accrued expenses	65,000	51,800

Total current liabilities	326,735	85,352

Long-term liabilities

Notes payable - Related parties (note 4)	4,971	4,971

Total liabilities	331,706	90,323

Shareholders' equity
Common stock, no par value per share. Unlimited number of authorized shares, 68,436,902 and 69,692,539 issued and outstanding at December 31, 2006 and September 30, 2007 respectively.	1,428,979	1,100,544

Preferred stock, no par value per share. Unlimited number of authorized shares, no shares issued or outstanding at December 31, 2006, or September 30, 2007	--	--

Deficit	(1,258,647)	(746,532)

Total shareholders' equity (deficit)	170,332	354,012

Total liabilities and shareholder's equity	$502,038	$444,335

IDGlobal Corp.

Interim Balance Sheet
(expressed in Canadian dollars)
(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Six months ended September 30, 2007	Six months ended September 30, 2006

Revenues	125,703	7,946	421,509	55,525

Cost of sales	24,605	7,832	124,143	15,898

Gross margin	101,098	114	297,366	39,627

Expenses

Consulting	6,108	39,883	33,598	175,292

Payroll and related costs	121,313	43,217	332,489	116,152

Occupancy costs	13,385	6,968	47,941	22,458

Professional fees and expense	39,036	25,686	113,240	55,369

Travel	37,107	22,760	101,891	67,736

Advertising and promotion	44,071	-	140,306	118

Office expenses	8,539	12,414	29,848	37,688

Insurance	5,722	-	11,687	-

Amortization	3,929	599	10,409	1,796

Total expenses	279,210	151,527	821,409	476,609

Income (loss) from operations	(178,112)	(151,413)	(524,043)	(436,982)

Other income (expense)

Interest income	-	-	-	138

Interest expense	-	(906)	-	(7,052)

Exchange gain (loss)	506	-	11,927	-

Net other income (expense)	506	(906)	11,927	(6,914)

Income (loss) before income taxes	(177,606)	(152,319)	(512,115)	(443,896)

Income taxes (Benefit)	-	-	-	-

Net income (loss)	$(177,606)	$(152,319)	$(512,115)	$(443,896)

Weighted average number of common shares outstanding	31,282,210	7,304,717	31,282,210	7,304,717

Net loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.06)

IDGlobal Corp.

Interim Statement of Cash Flows
(expressed in Canadian dollars)
(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Six months ended September 30, 2007	Six months ended September 30, 2006

Cash flows from operating activities
Net income (loss)	$(177,606)	$(152,319)	$(512,115)	$(443,896)
Adjustments to reconcile net income to net cash used in operating activities:

Amortization	3,929	599	10,409	1,796

Stock based compensation	-	-	-	112,270
	(173,676)	(151,720)	(501,706)	(329,830)
Changes in operating assets and liabilities:

Accounts receivable	33,628	52,468	88,158	21,302

Other receivables	4,800	2,168	1,800	3,425

Prepaid expenses	-	(5,116)	9,448	(12,153)

Accounts payable	123,888	(6,349)	228,183	(4,913)

Accrued expenses	5,000	9,616	13,200	17,941

Net cash used in operating activities	(6,360)	(98,933)	(160,917)	(304,228)

Cash flows from investing activities

Additions to property and equipment	(7,740)	(4,076)	(74,971)	(9,479)

Net cash used in investing activities	(7,740)	(4,076)	(74,971)	(9,479)

Cash flows from financing activities

Repayment of loans from related parties	-	(5,000)	-	(19,828)

Proceeds from issuance of common shares net of share issuance costs	174,762	57,490	328,435	497,749
Net cash provided by financing activities	174,762	52,490	328,435	477,921

Net change in cash	160,662	(50,519)	92,547	164,214

Cash balance, beginning of period	167,073	214,855	235,188	122

Cash balance, end of period	$327,735	$164,336	$327,735	$164,336

Supplemental Cash Flow information:

Interest income	$-	$-	$-	$138
Interest expense	$-	$906	$-	$7,052

IDGLOBAL CORP

INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited)

For the Three and Nine Months Ended

September 30, 2007

NOTICE OF READER
NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared by management and the Company's independent auditors, Michael Hawkins, CPA, have not performed a review of these interim consolidated financial statements.

"Signed"
"Daryl Regier"

Daryl Regier
President

December 20, 2007

Note 1 - Organization and Principal Activities

Organization

IDGlobal Corp. was incorporated on October 28, 1954 in the state of Idaho as Radon Uranium, Inc. On May 2, 1955 the name was changed to Utah-Idaho Consolidated Uranium, Inc. On March 1, 2006 Utah-Idaho Consolidated Uranium, Inc. changed its name to IDGlobal Corp. (the Company) and reincorporated in the state of Nevada. During June, 2006 IDGlobal Corp. acquired Praesidium ID Global Corp. in a reverse merger. The Company is engaged in the corporate loss prevention business, and in the high security document and anti-counterfeiting business.

For accounting purposes, the acquisition has been treated as a recapitalization of Praesidium IDGlobal Corp. with Praesidium IDGlobal Corp. as the acquirer. The historical financial statements for September 30, 2006 are those of Praesidium ID Global Corp.

Going Concern

The accompanying interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred net operating losses since inception, and has a deficit, as of September 30, 2007 is 1,851,697. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through private equity financing or other means and interests that it deems necessary.

Note 2 - Basis of Presentation

These interim financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim financial statements are consistent with the accounting policies used in the Company's year end audited financial statements of December 31, 2006.

Note 3 - Property and Equipment

Property and equipment consists of the following:
	September 30, 2007	December 31, 2006

Property and equipment	$95,660	$24,539
Accumulated depreciation	(10,409)	(3,850)
	$85,251	$20,689

Note 4 - Notes Payable

On October 12, 2005, the Company negotiated an agreement ("Commission Agreement"), with an individual. The "Commission Agreement" was based on certain events which had not materialized, and on March 20, 2006, the "Commission Agreement" was terminated with no obligations except the repayment of a loan in the original amount of $27,624 plus expenses incurred in the amount of $2,347, totaling $29,971.

The loan is to be repaid in the amount of $5,000 per month plus a monthly interest payment in the amount of $700, for a total monthly payment of $5,700 per month beginning March 15, 2006. The repayment of the note can be accelerated at the option of the Company.

The balance of the note payable is as follows:

September 30, 2007	December 31, 2006

$4,971	$4,971

Note 5 - Leases

The Company leases its office facilities from an unrelated party. The lease is for a two year period beginning June 1, 2005, and ending on May 31, 2007. The lease is payable monthly at the rate of $1,100 per month for the period June 1, 2005 through May 31, 2006, and $1,150 per month for the period June 1, 2006 through May 31, 2007. The lease is a net lease to the lessee, with the Company agreeing to pay all taxes, rates and assessments on the leased premises, and its share of the operating costs for the property, including utilities, repairs, liability insurance, janitorial service, and broken glass, and other operating costs in accordance with generally accepted accounting principles applicable to the real estate industry.

Note 6 - Concentrations

Over 80% of the Company's revenues were generated from two customers during the period ended September 30, 2007 (2006 - 50%). At September 30, 2007, accounts receivable from these two customers represented approximately 60% of the Company's total accounts receivable.

Note 7 - Subsequent event

Subsequent to the quarter end on October 27, 2007, the Company granted 6,000,000 stock options to officers of the Company and consultants, exercisable at $0.087, vesting immediately, expiring 10 years from the date of issue.

The fair value for stock options when expensed estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions: interest rate - 4.50%, average expected volatility- 220%, with an expected life of the options; the Company has an unrecognized $593,050 (2006 - $112,270) in stock-based compensation expense.

PART III

ITEM 1. INDEX TO EXHIBITS I

Exhibit Number	Title of Document

1.0	Certificate of Incorporation of IDGLOBAL CORP., Inc., a Nevada corporation.

2.0	Bylaws of IDGLOBAL CORP., Inc., a Nevada corporation.